

February 22, 2022

Theodore L. Tewksbury
Chief Executive Officer
Velodyne Lidar, Inc.
5521 Hellyer Avenue
San Jose, California 95138

      Re: Velodyne Lidar, Inc.
          Registration Statement on Form S-3
          Filed February 11, 2022
          File No. 333-262657

Dear Mr. Tewksbury:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Technology

cc: Jeffrey R. Vetter